SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of
The Securities Exchange Act of 1934

Mirex, Inc.
(Exact name of registrant in its charter)

Nevada	                              88-0216167
(State or Other Jurisdiction of	  (IRS Employer
Incorporation or Organization)    Identification No.)

8452 Boseck Street, Number 272, Las Vegas, NV
                                             	89145
(Address of principal executive offices)  (Zip Code)

(702) 228-4688
(Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of each class	        Name of Each Exchange on
to be so registered         which each class is to be
                            registered

	None	                      None

Securities to be registered pursuant to section
12(g) of the Act:

Common Stock, par value $.001
(Title of Class)

Item 1.	Description of Business

Background

Mirex, Inc. (the "Company") is a Nevada corporation formed on February 28, 1986. The Company's offices are located at 8452 Boseck Drive, Unit 272, Las
Vegas, Nevada 89145; (702) 228-4688. The Company operates on the calendar fiscal year. Currently, the Company has only the principals as employees, and they will be the only employees for the foreseeable future.

Mirex, Inc., a Nevada Corporation, has been given the opportunity to enter into an agreement with Xaxon Immobilien und Anlagen Consult GmbH, a German
Corporation, to provide the necessary financing to acquire and commence the development of the Thousand
Springs Ranches located in Elko County, Nevada.
These ranches are more fully described in this business plan under the heading Ranch Overview.

Mirex intends to arrange financing in the amount of $125,000,000 (One Hundred Twenty-five Million USD) for Xaxon Immobilien und Anlagen Consult GmbH to acquire the Thousand Springs Ranches and begin their development. For arranging the financing, Mirex will be paid a fee equal to three and one-half percent of the total loan amount. This fee will equate to approximately $4,375,000 (Four Million
Three Hundred Seventy-five Thousand USD).

The Thousand Springs Ranch sits on a natural aquifer, which recharges itself at a rate of seventy to eighty thousand acre-feet of water annually. The ranch and its natural water rights, two hundred and forty thousand-acre feet of water, are usable annually. The intended agreement between Mirex and Xaxon Immobilien und Anlagen Consult GmbH will additionally name Mirex as the Project Manager. As the Project Manager, Mirex will assist in the development of a state of the art hydroelectric dam at Twenty One-Mile Canyon on the Thousand Springs
Ranch. During its years of international consulting, Mirex developed associations with
Bechtel Civil and Minerals, San Francisco, Hochtief,
Essen, Germany and the Tyssen Companies of
Frankfurt, Germany. These companies are all capable of constructing the hydroelectric dam on the Ranch.
Mirex will submit the construction of the dam to these companies on a design and build basis and will accept bids from each of them. The successful bidder will name Mirex as the Project Manager and Mirex will be entitled to add to the base contract an amount equal to seven and one-half percent for the Project Management Fees.

The completed hydroelectric dam will be able to sell the electricity generated by the dam onto an electrical grid that supplies the seven Western
States, Washington, Oregon, California, Idaho,
Nevada, Utah and Arizona. Mirex has the exclusive rights to negotiate and market the electricity generated from the hydroelectric dam and will be paid a brokerage fee.

The water located on the ranch will be pumped into a reservoir that will be created behind the hydroelectric dam. From the reservoir, the water will be used for the needs of the ranch and for irrigation of the alfalfa fields through subsurface irrigating systems. The reservoir is located in some of the most beautiful mountainous landscape in Northeastern Nevada. The Agreement between Mirex,
Inc. and Xaxon Immobilien und Anlagen Consult GmbH will authorize Mirex to develop, as the Project
Manager, a resort area adjacent to the reservoir. In the winter the resort will offer skiing on snow packs comparable to Aspen, or Snow Bird in Colorado and during the summer families can enjoy swimming, water skiing and all activities associated with a lake environment, Lake Tahoe, Lake Mead etc.
Xaxon Immobilien und Anlagen Consult GmbH intends to market a portion of the Water Rights from the ranch.
Mirex will be given the opportunity to be granted the first right of refusal to acquire the water rights that the ranch will market at a price of $2,000 (two thousand dollars) per acre-foot. Water
Rights in this area could be sold to mining operations located in the Carlen Mining District at prices ranging from two thousand five hundred to three thousand dollars per acre-foot thus proving to be a very lucrative contract for Mirex.

Plan of Operation - General

Mirex Inc., intends to raise enough capital to finance the negotiations and necessary fees for legal representation while acquiring the necessary financing for Xaxon Immobilien und Anlagen Consult
GmbH to purchase the Thousand Springs Ranches. From the brokerage fees received, Mirex will have sufficient funds to support the subsequent portions of its agreement with Xaxon Immobilien und Anlagen
Consult GmbH. As each of these projects is completed, Mirex will realize substantial profits.

The Company's plan is investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation.
At this time, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promoter of the Company has had any material discussions with any other company with respect to any acquisition of that company.
The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature.
The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. None of the officers and directors of the Company has had any experience in the proposed business of the Company.

Management anticipates that it will only participate
in one potential business venture.   This lack of
diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with a firm, which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets. The Company may seek to develop a new product or service, or acquire an established business which may be experiencing financial or operating difficulties and is in the need for additional capital which is perceived to be easier to raise by a public company.
In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock.

The Company may purchase assets and establish wholly owned subsidiaries in various business or purchase an existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other factors.
Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect.
If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for purposes of any stock purchase from insiders. The Company shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than market value, that the potential of a stock sale by management will be a material factor on their decision to enter a specific transaction.

The above description of potential sales of management stock is not based upon any corporate by-law, shareholder or board resolution, or contract or agreement. No other payments of cash or property are expected to be received by Management in connection with any acquisition.

The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the services of such persons.

The Company has insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents nevertheless, the Officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

Sources of Opportunities

The Company anticipates that business opportunities for possible acquisition will be referred by various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than one hour per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition for a period of two weeks.
In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see
"Management"). Management intends to concentrate on identifying prospective business opportunities, which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources. Working capital and other financial requirements will be required.
Their history of operation, if any, prospects for the future and any present and expected competition.
The quality and experience of management services which may be available and the depth of that management; the potentials for further research, development or exploration. Specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

It may be anticipated that any opportunity in which the Company participates will present certain risks.
Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies, which may not succeed. The Company and, therefore, its shareholders will assume such risks.

The Company will not restrict its search for any specific kind of business, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable
Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities at the time the transaction is consummated, under certain conditions or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market, which may develop in the Company's Common Stock, may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called
"tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions,
negotiations with target company management will be
expected to focus on the percentage of the Company
which target company shareholders would acquire in
exchange for their shareholdings in the target
company.  Depending upon, among other things, the
target company's assets and liabilities, the
Company's shareholders will in all likelihood hold a
lesser percentage ownership interest in the Company
following any merger or acquisition.   The
percentage ownership may that be subject to significant reduction in the event the Company acquires a target company with substantial assets.
Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

The Company will not have sufficient funds to undertake any significant development, marketing and manufacturing of any products which may be acquired.
Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

It is anticipated that the investigation of specific
business opportunities and the negotiation, drafting
and execution of relevant agreements, disclosure
documents and other instruments will require
substantial management time and attention and
substantial costs for accountants, attorneys and
others.  If a decision were made not to participate
in a specific business opportunity the costs
therefore incurred in the related investigation
would not be recoverable.   Furthermore, even if an
agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The assets of the business opportunity to be acquired will ordinarily secure the borrowing involved in a leveraged transaction.
If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company.
It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

Competition

The Company is an insignificant participant among firms that engage in business combinations with financing of development stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be a significant competitive disadvantage vis-a-vis the Company's competitors.

Regulation and Taxation

The Investment Company Act of 1940 defines an
"investment company" as an issuer, which is or holds
itself out as being engaged primarily in the
business of investing, reinvesting or trading of
securities.  While the Company does not intend to
engage in such activities, the Company could become
subject to regulation under the Investment Company
Act of 1940 in the event the Company obtains or
continues to hold a minority interest in a number of
development stage enterprises.   The Company could
be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company."

The Company intend to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company.
(See "Management").

Item 2.	Management's Discussion and Analysis or
Plan of Operation

See "Business" above.

Item 3.	Description of Property

The Company has the use of a limited amount of office space from Mr. Eslick, a director and officer, at no cost. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying and similar expenses. There is no rental agreement or cost for these services.

Item 4.	Security Ownership of Certain Beneficial
Owners and Management

The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each person is in care of the Company.


Title of   Name of           Amount and   Percent
Class      Beneficial        Nature of    of Class
           Owner (1)         Beneficial
                             Owner (2)

Common
Stock      Lewis M. Eslick    100,000      9.804%
Common
Stock      Leslie B. Eslick   100,000      9.804%
Common
Stock      Patsy L. Harting    80,000      7.843%
Common
Stock      Howard Stiebel      80,000      7.843%
Common
Stock      Kathryn Stiebel     80,000      7.843%
Common
Stock      Paul J. C. Eslick   90,000      8.824%
Common
Stock      Thelma L. Murphy    80,000      7.843%
Common
Stock      Darryl L. Murphy    80,000      7.843%
Common
Stock      Milton Sills        80,000      7.843%
Common
Stock      Darrel C. Apel      80,000      7.843%
Common
Stock      Marice A. Lindberg  90,000      8.824%
Common
Stock      Tammy I. Vega       80,000      7.843%

Mr. Lewis Eslick and Ms. Leslie B. Eslick disclaim beneficial ownership of the shares held by each other.

Mr. Lewis Eslick and Mr. Paul J. C. Eslick disclaim beneficial ownership of the shares held by each other.

Mrs. Thelma L. Murphy and Mr. Darryl L. Murphy disclaim beneficial ownership of the shares held by each other.

Mr. Howard Stiebel and Mrs. Kathryn Stiebel are husband and wife, and therefore, claim beneficial ownership of the shares held by each other.

Item 5.	Directors, Executive Officers, Promoters
and Control Persons

The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

	Name 	                      Age 	Position

	Lewis M. Eslick	            61	  President/Director
	8452 Boseck Street, #272
	Las Vegas, NV 89145

	Leslie B. Eslick	           46	  Secretary/Director
	8452 Boseck Street, #272
	Las Vegas, NV 89145

	Patsy Harting	              59	  Treasurer/Director
	14133 Elmira Circle
	Magalia, CA 95954

Lewis Eslick.

Mr. Eslick, age 61. 1997 - Present: Mr. Eslick has been a Director and Officer of the issuer since its inception February 28, 1986. Since August of 1995 he has been an owner and served as Geschaeftsfuehrer
(Managing Director) of Xaxon Immobilien und Anlagen
Consult GmbH. Under Mr. Eslick's direction the company was awarded full 34-C License, which allows every business except banking operations. The
Company consults with major development companies of the European Economic Community and the United
States.

Prior to that Mr. Eslick was Chief Executive Officer of Travel Masters. Under his direction he developed strategy, Pro-forma and the structure to establish a central reservation complex to replace Airline City
Ticketing Offices utilizing Electronic Ticket
Delivery Networks (ETDN) which led to ticket-less travel.

From 1986 to 1993 he was Chief Executive Officer of
Mirex, Inc. While serving as President of this International Consulting Firm, he was responsible for several successful negotiations on behalf of Bechtel Engineering and Minerals including the following:

Assisting with the location of financing for construction of a twelve-berth harbor to accommodate ocean cargo vessels of up to 50,000 DWT located at Mawan Harbor, at the mouth of the Pearl River.

Assisting with the location of financing for construction of the Shenzhen Petro-Chemical Refinery with an operating capacity of 68,000 barrels per day.

Arranged financing for the Mawan Port Facility with the assistance of Triad Enterprises S.A., Banco
Arabe de Espanole, secured a Bank Commitment in the amount of $375,000,000 USD with very favorable interest rates and set off payments of the principal for the projects.

Negotiated an Industrial Development Revenue Bond with the State of Nevada on behalf on Mirex, Inc. in the amount of $12,000,000 USD for special projects.

From 1983 to 1986 Mr. Eslick conceptualized and delivered to E.F. Hutton the plan for what is now known as Reservoir Inadequacy Insurance. The methods by which investors are protected against inadequate oil reserves or dry wells. Developed and co-authored with Lloyds of London, the syndication that backed the policies.
From 1981 to 1983: he was the project manager for Rosendin Electric overseeing the complete wiring of the building that tracks the Space Shuttle for Lockheed;

From 1979 to 1981 he served as the Managing Director of Interface lndrocarbuare, Inc. S.A. A Corporation with offices in Geneva, Switzerland, and Konigswinter, West Germany that actively traded in the international spot oil market.
From 1955 to 1958 he served in the US Navy as an Aviation Electronics Technician. Honorable
Discharge.

Attended and graduated High school in Marysville, California.

Leslie B. Eslick
1995 - Present:  Vice President (Geschaeftsfuehrina)
Xaxon Immobilien und Anlagen Consult GmbH: Xaxon
Immobilien und Anlagen Consult GmbH holds a full 34-
C License and is registered in Bad Homburg v.d.H under HRB 5420. The executive management conducted an extensive study of world markets, which had opened as a result of the unification of the European Economic Community. Through various relationships with companies in the United States, Europe and the Middle East, Xaxon hoped to take advantage of opportunities created by the EEC.
The re-unification of Germany and the strength of the Deutsche Mark and the fact that Frankfurt was swiftly becoming the economic center for the European community led to the establishment of corporate headquarters in Germany.

1993 - 1995: Vice President and Secretary of Travel
Masters and other Travel related companies.  Travel
Masters entered the 300 Billion Travel Industry to establish a central reservation complex to replace
Airline City Ticketing Offices. The company formed key associations with Electronic Ticket Delivery
Networks (ETDN) with the intention of developing an entity that would a capture significant market share. Leading industry analysts agreed that Travel
Master's business format could be the industrial basis for the future of the Travel Industry. The company is currently working on various aspects of its business plan.

1986 - 1993: Vice President and Secretary of Mirex,
Inc. While serving as Vice President of this International Consulting Firm, assisted in successful negotiations on behalf of Bechtel
Engineering and Minerals on the following projects;

The Mawan Harbor Project at the mouth of the Pearl
River. This consisted of a twelve-berth harbor to accommodate ocean cargo vessels of up to 50,000 DWT.
This contract was awarded at a price of $1
91,000,000 USD for the cost of completion.

The Shenzhen Petro-Chemical Refinery with an operating capacity of 68,000 barrels per day. This contract was awarded at a price of $1 84,000,000 USD for the cost of completion.

The Mawan Port Facility financing with the assistance of Triad Enterprises S.A., Villars Sur
Glane, Switzerland, through Banco Arabe de Espanole, secured a Bank Commitment in the amount of $375,000,000 USD with very favorable interest rates and set off payments of the principal for the projects.

An Industrial Development Revenue Bond was negotiated with the State of Nevada on behalf on Mirex, Inc. in the amount of $12,000,000 USD for special projects.

1983 - 1986: Worked with Mr. Eslick in the conceptualization for what is now known as Reservoir
Inadequacy Insurance, a method by which investors would be protected against inadequate oil reserves or dry wells.

1979 - 1981: Interface lndrocarbuare, Inc.  S.A.
Served as Assistant Managing Director of the
Corporation with offices in Geneva, Switzerland, and Konigswinter, West Germany. The company actively traded in the international spot oil market.
Assisted in the negotiations for Charter Party crude oil shipments and required insurance coverage.
Assisted in negotiating agreements and shipping contracts for both waterborne and pipeline sales with wholesale distributors.

1974 - 1978: Buyer. Buyer for Ladies and Children wear for Sherwood Swans stores in the San Francisco bay area.

Education:  Attended the University of California at
Berkley.

Patsy Harding

Patsy Harding, Age 59. 1996 to present Mrs. Harting is been a Phlebotomist working in the Intensive Care
Unit and the laboratory at Inlow Hospital, Chico, California. Mrs. Harting's duties consist of the normal activities associated with the care of the critically ill and post surgery patients.

Prior to that, during the years from 1983 until 1996, Mrs. Harting was the owner of PJ's Red Onion a very successful restaurant located at 6047 Clark
Road, Paradise California. She operated a thriving business and supplied Specialty Pies to the largest restaurants in Chico and Orville California for over twelve years. Mrs. Harting sold her business interests in the early part of 1996.

Mrs. Harting has never served as an Officer or Director of any Publicly traded Company.

Education:  Nurses Training, Oakland, California and
Doctors Office Assistant, Oakland California.

Item 6.  Executive Compensation

No compensation is paid or anticipated to be paid by the Company until an acquisition is made.

On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or consolidation. If any member of current management remains after effecting a business opportunity acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be predicted. The new board of directors will determine compensation of management, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

Directors currently receive no compensation for their duties as directors.

Item 7.	Certain Relationships and Related
Transactions

Not Applicable.

Item 8.	Description of Securities

Common Stock

The Company's Articles of Incorporation authorizes
the issuance of 50,000,000 shares of common stock,
$.001 par value per share, of which 1,020,000 shares
were outstanding as of June 30, 1999.  Holders of
shares of common stock are entitled to one vote for
each share on all matters to be voted on by the
stockholders.  Holders of common stock have no
cumulative voting rights. Holders of shares of
common stock are entitled to share ratably in
dividends, if any, as may be declared, from time to
time by the Board of Directors in its desertion,
from funds legally available therefor.   In the
event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Company does not have any Preferred Stock.

Shares Eligible for Future Sale

The outstanding shares of the Company along with an additional 3,980,00 have been registered in a Form
SB-2 Filing with the Securities & Exchange
Commission. Upon compliance and approval of the Form
SB-2 Filing the Company's shares will be registered under the Securities Act of 1933 (the "Act") and will be eligible for sale in the public market.
Sales of the Officers & Directors shares may be made after two years from their acquisition based upon Rule 144.

In general, under Rule 144 as currently in effect a person (or persons whose shares are aggregated) and who has beneficially owned shares privately acquired or indirectly from the Company or from an Affiliate, for at least two years, or who is an Affiliate, is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 60,000 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements.

Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.

PART II

Item 1.	Market Price of and Dividends on the
Registrant's Common Equity and Other Shareholder
Matters.

(a)	Market Information

The Company's Common Stock has been registered in a Form SB-2 Filing with the Securities & Exchange
Commission. Upon compliance and approval of the Form
SB-2 Filing the Company's shares will be registered under the Securities Act of 1933 (the "Act") and will be eligible for sale in the public market. Upon compliance and approval of this Form 10-SB Section
12(g) Filing the Company will seek to be listed on the NASD OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc.

(b)	Holders

As of September 15, 1999, there were 12 holders of Company's common stock.

(c)	Dividends

The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

Item 2.	Legal Proceedings

Not applicable.

Item 3.	Changes in and Disagreements with
Accountants on Accounting and  Financial Disclosure

Not applicable.

Item 4.	Recent Sales of Unregistered Securities

Not applicable.

Item 5.	Indemnification of Directors and Officers

The Company has adopted provisions in its Articles of Incorporation and Bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law.
Under the Company's Certificate of Incorporation, and as permitted under the Nevada General
Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescissions.

At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

The following financial statements are included herein:

Independent Auditor's Report

Balance Sheets at June 15, 1999, December 31, 1998 and December 31, 1997 Statement of Operations for the three years ended June 15, 1999 Statement of Stockholders' Equity, Statement of Cash Flows for the three years ended June 15, 1999 notes to Financial Statements

PART III

Item 1. Index to Exhibits.

The following exhibits required by Part III of Form
1-A are filed herewith:

    Exhibit No.   Document Description

	       1        	Audited Financial Statements

       	2        	Articles of Incorporation (1)

       	2.1       Amendment to Articles of
                  Incorporation (1)

       	2.2 	     Bylaws (1)

        3         Instruments defining the rights of
                  security holders

                  Not Applicable

        5         Voting Trust Agreement

                 	Not Applicable

        6         Material Contracts

                 	Not Applicable

        7         Material Foreign Patents

                 	Not Applicable

Item 2. Description of Exhibits.

See Item 1.



SIGNATURES


In accordance with Section 12 of the
Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:    September 15, 1999

BEPARIKO BIOCOM



By:/s/
Lewis M. Eslick
Lewis M. Eslick
President

TABLE OF CONTENTS              	     PAGE #

INDEPENDENT AUDITORS REPORT	           1

ASSETS	                                2

LIABILITIES AND STOCKHOLDERS' EQUITY	  3

STATEMENT OF OPERATIONS	               4

STATEMENT OF STOCKHOLDERS' EQUITY	     5

STATEMENT OF CASH FLOWS	               6

NOTES TO FINANCIAL STATEMENTS	         7-11

INDEPENDENT AUDITORS' REPORT

Board of Directors	                July 16, 1999
Mirex, Inc.
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of Mirex, Inc. (A Development Stage Company), as of
June 30, 1999, December 31, 1998, and December 31,
1997, and the related statements of operations, stockholders' equity and cash flows for the period
January 1, 1999, to June 30, 1999, and the two years ended December 31, 1998, and December 31, 1997, and the period February 28, 1986 (inception) to June 30,
1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirex, Inc. (A Development
Stage Company), as of June 30, 1999, December 31,
1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999, to June
30, 1999, and the two years ended December 31, 1998, and December 31, 1997, and the period February 28,
1986 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

___________________________
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV 89123
(702) 361-8414

Mirex, Inc.
(A Development Stage Company)

BALANCE SHEET

ASSETS

                 	June 30    December 	 December
		                1999 	     31, 1998 	 31, 1997

CURRENT ASSETS	   $	 0	      $	0	       $	0

TOTAL CURRENT
ASSETS	           $	 0	      $	0	       $	0

OTHER ASSETS	     $	 0	      $	0	       $	0

TOTAL OTHER
ASSETS	           $	 0	      $	0	       $	0

TOTAL ASSETS	     $	 0	      $	0	       $	0

See accompanying notes to financial statements & audit report

Mirex, Inc.
(A Development Stage Company)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

                 		   June 30	 	 December		 December
                   		 1999 	     31, 1998 	 31, 1997

CURRENT LIABILITIES
Officers Advances
(Note #5)	            $ 800	      $ 700	       $	600

TOTAL CURRENT
LIABILITIES	          $	800	      $ 700	       $	600

STOCKHOLDERS'
EQUITY: (Note #4)

Common stock
Par value $0.001
Authorized 50,000,000
shares issued and
outstanding at

December 31, 1997 -                           $1,020
1,020,000 shares

December 31, 1998 			             $	1,020
1,020,000 shares

June 30, 1999 -
1,020,000 shares	       $	1,020

Additional
Paid-In Capital		       401,231	  	401,231		  401,231

Deficit accumulated
during
Development stage	     -403,051		 -402,951		 -402,851

TOTAL STOCKHOLDERS'
EQUITY	                   	-800		     -700	     	-600

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	        	0	        	0	        	0

See accompanying notes to financial statements & audit report

Mirex, Inc.
(A Development Stage Company)

STATEMENT OF OPERATIONS

               	Jan 1    	Year	   Year	  Feb 28, 1986
               	1999 to  	Ended	  Ended	 (Inception)
               	June 30  	Dec 31  Dec 31 to June 30
              	 1999	     1998	   1997	  1999

INCOME:
Revenue	          	0	      	0	     	0	      	0

EXPENSES:
General, Selling
and
Administrative	  	100	   	100	    	100	  	10,211

TOTAL EXPENSES	 $	100	  $	100	    $100	  $10,211


NET PROFIT/LOSS
(-)
FROM OPERATIONS	$	-100	 $	-100	  $	-100	 $-10,211

Loss on sale
of stock		          0		     0		     0  		-392,840

Net Income/Loss
(-)	            $-100	  $	-100	  $	-100	 $-403,051

Net Profit/Loss
(-)per
weighted share
(Note 1)	       $	.0001	$	.0001	 $	.0001	$	-.3951

Weighted
average Number
of common
shares
outstanding		1,020,000		1,020,000		1,020,000		1,020,000

See accompanying notes to financial statements & audit report

Mirex, Inc.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                 			Additional	Accumu-
	                  Common	  Stock	  paid-in	   lated
                  	Shares	  Amount	 Capital	   Deficit

Balance
December 31
1996		          1,020,000	  $	1,020	$401,231	 $-402,751

Net loss year
ended
December 31
1997						                                      	 	-100

Balance
December 31
1997		         1,020,000	  $	1,020	$401,231	  $-402,851

Net Loss Year
Ended
December 31
1998							                                       	-100

Balance
December 31
1998		        1,020,000	  $	1,020	$	401,231	  $-402,951

Net Loss
January 1
1999 to
June 30 1999							                               -100

Balance
June 30
1999		        1,020,000	  $	1,020	$401,231	  $-403,051

See accompanying notes to financial statements & audit report

Mirex, Inc.
(A Development Stage Company)

STATEMENT OF CASH FLOWS

                    Jan 1  	  Year	  Year	  Feb.28,1986
                   	1999 to	  Ended	 Ended	 (Inception)
                   	June 30  	Dec 31 Dec 31 to June 30
                   	1999	     1998	  1997	  1999
Cash Flows from
Operating
Activities

Net Loss	           $-100	   $-100	  $-100	  $-403,051

Adjustment to
Reconcile net
loss

Common Stock
Issued for Stock
in Mutual Oil of
America, Inc.		         0		      0		    0	  	+402,251

Changes in assets
and Liabilities

Increase In Current
Liabilities

Officers Advances		  +100		  +100	  	+100		  +   800

Net cash used in
Operating
activities	            	0	     	0	     	0        	0

Cash Flows from
Investing
Activities		            0		     0		     0       		0

Cash Flows from
Financing
Activities		            0		     0		     0       		0

Net Increase
(decrease)	            	0	     	0	     	0       	+0

Cash
Beginning of
period		                0		     0		     0	       	0

Cash End of
Period	                	0	     	0	     	0	       	0

See accompanying notes to financial statements & audit report

Mirex, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 1999, December 31, 1998, and December 31,
1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 28, 1986, under the laws of the State of Nevada as Mirex, Inc. The
Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of June 30, 1999.

Mirex, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 1999, December 31, 1998, and December 31,
1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109)
"Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting.
Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company were amortized on a straight-line basis over a sixty-month period.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128
(SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.
Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of June 30, 1999, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its fiscal year-end.

Mirex, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 1999, December 31, 1998, and December 31,
1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Year 2000 Disclosure

Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The company's potential software suppliers have verified that they will provide only certified "Year
2000" compatible software for all of the company's computing requirements. Because the company's products and services are sold to the general public with no major customers, the company believes that the "Year 2000" issue will not pose significant operational problems and will not materially affect future financial results.

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended December 31, 1998, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998, is as follows:

Net operation loss carry forward	          $	10,211
Valuation allowance	                       $	10,211
Net deferred tax asset	                    $   	  0

The federal net operating loss carry forward will expire from 2006 to 2018.

Mirex, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 1999, December 31, 1998, and December 31,
1997

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 50,000,000, shares with a par value
$.001 per share.

Preferred Stock

The Corporation has no preferred stock.

On March 7, 1986, the Company issued 1,700 shares of its no par value common stock for consideration of 168,417 shares of Mutual Oil Of America, Inc. valued at $402,251.00.

On October 17, 1996, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 2,500 Common
Shares to 50,000,000 Common Shares. The No Par Value of the common shares was changed to $0.001.

On October 17, 1996, the company forward split it's common stock 600:1, thus increasing the number of outstanding common shares from 1,700 shares to 1,020,000 shares.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

Mirex, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 1999, December 31, 1998, and December 31,
1997

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional share of common stock.

To Whom It May Concern:	July 16, 1999

The firm of Barry L. Friedman, P.C., Certified
Public Accountant consents to the inclusion of their report of July 16, 1999, on the Financial Statements of Mirex, Inc., as of June 30, 1999, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,


___________________________
Barry L. Friedman
Certified Public Accountant

EXHIBIT 2

ARTICLES OF INCORPORATION OF
MIREX, INC.

KNOW ALL MEN BY THESE PRESENTS:
That we, the undersigned, have voluntarily associated ourselves together for the purpose of forming a corporation under the laws of the State of Nevada relating to general corporations, and we do hereby certify:

ARTICLE I

That the name of this corporation is:
MIREX, INC.

ARTICLE II

That the principal office of this corporation is to be located in the City of Reno, County of Washoe, State of Nevada, at 350 South Center Street, Suite
350, and the mailing address shall be 350 South
Center Street, Suite 350, Reno, NV 89501; but the corporation may maintain an office in such towns, cities, and places within and without the State of Nevada as the Board of Directors may from time to time determine, or as may be designated by the Bylaws of the said corporation. The resident agent of the corporation will be RODNEY E. SUMPTER1 whose address is 350 South Center Street, Suite 350, Reno,
Nevada 89501.

ARTICLE III

That the nature of business, proposed to be transacted, promoted or corporation are mining and exploration or objects, or purposes, carried on by this and production of national resources and any other lawful business.

ARTICLE IV

That the total amount of authorized capital stock of this corporation is Two Thousand Five Hundred
(2,500) shares, said stock to be of no par value.
Such stock may be issued from time to time without action by the stockholders, for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, shall be deemed fully paid stock, and the holder of such shares shall not be liable for any further payment thereon.

ARTICLE V

That the members of the governing board ~f this corporation shall be styled directors; if there are fewer than three (3) stockholders, the number of directors may be less than three but not less than the number of stockholders, the names and addresses of the first Board of Directors are:

NAMES		                 ADDRESSES
LEWIS MELFORD ESLICK	   6425 Meadow country Drive
                        Reno, Nevada 89509

LESLIE BETH ESLICK	     6425 Meadow Country Drive
                       	Reno, Nevada 89509

ARTICLE VI

The capital stock of this corporation shall not be subject to assessment to pay debts of the corporation, and no paid-up stock and no stock issued as fully paid shall ever be assessable or assessed. The Articles of Incorporation shall not be amended in this particular.

ARTICLE VII

The names and post office addresses of the
incorporators of this corporation are:
NAMES	                 ADDRESSES
LEWIS MELFORD ESLICK	  6425 Meadow Country Drive
                     		Reno, Nevada 89509

LESLIE ESLICK	         6425 Meadow Country Drive
                     		Reno, Nevada 89509

ARTICLE VIII

The period of existence of this corporation shall be perpetual, subject only to termination by action of its stockholders or by the effect of law.

ARTICLE IX

No shareholder may sell, assign, or otherwise transfer his shares and certificate or certificates of stock, or any part thereof, except to a spouse or direct family member, or by gift to other shareholders or their spouses, unless it is first offered to the corporation or the other shareholders upon the following terms and conditions:

a.	For a period of thirty-one (31) days after
notice, the corporation shall have the option to purchase all or any part of the shares to be sold, assigned or otherwise transferred, at the price and upon the terms offered by the selling stockholder.

To the extent the corporation does not exercise its option as herein provided, the other shareholders shall have an option for an additional period of thirty-one (31) days to purchase all or any part of the shares to be sold, assigned or otherwise transferred at the offering price thereof, each shareholder in the same proportion that the number of owns bears to the total number of shares of stock of the same class then issued and outstanding, excluding the shares offered to be sold.

If neither the corporation nor shareholders shall exercise their option to purchase the stock available under the terms of this Article, those shares may be sold by the holder thereof to anyone at the price not less than that upon which they were offered to the corporation or other shareholders.

If any of the said shares are offered for sale to others for a price lower than offered to the corporation or other shareholders, the corporation and other shareholders shall again have the options to purchase all or any part thereof at the lower offering price before said shares, or any part thereof, may be sold to the public at said lower offering price.

ARTICLE X

The directors shall have the power to make and alter the Bylaws of the corporation. Bylaws made by the Board of Directors under the powers so conferred may be altered, amended or repealed by the Board of Directors or by the stockholders at any meeting called and held for that purpose.

ARTICLE XI

All transactions and acts by the Board of Directors shall be accomplished by a majority of the Board of Directors in the management of the business and affairs of the corporation, and the Board of Directors shall have the power to authorize the seal of the corporation to be affixed to all papers which may require it.

IN WITNESS WHEREOF, we have hereunto set our hands and executed these presents on the days set forth adjacent to our respective signatures.

February 28, 1986


/s/Lewis Melford Eslick

February28, 1986


/s/Leslie Beth Eslick


STATE OF NEVADA  )
                 ) ss.
COUNTY OF WASHOE )

On this 28 day of February, 1986, personally appeared before me, a Notary Public in and for the County of Washoe, State of Nevada, LEWIS MELFORD
ESLICK and LESLIE BETH ESLICK, known to me to be the persons described in and who executed the foregoing instrument, who acknowledged to me that they executed the same freely and voluntarily and for the uses and purposes therein mentioned.



/s/ Rodney Sumpter
		   Notary Public

EXHIBIT 2.1

CERTIFICATE OF AMENDMENT OF ARTICLES OF
INCORPORATION
MIREX, INC.
(Nevada Corporation Number C-1418-1986)
(THE CORPORATION)

We the undersigned, Lewis M. Eslick (President) and
Leslie B. Eslick (Secretary) of the Corporation do hereby certify:

That the board of Directors of the Corporation at a meeting duly convened and held on the 7th day of September, 1996, adopted a resolution to amend the original articles as follows:

ARTICLE IV IS HEREBY AMENDED TO READ AS FOLLOWS:

Fourth:	Capital Stock

Classes and Number of Shares. The total number of shares of all classes of stock, which the corporation shall have authority to issue is Fifty
Million (50,000,000), consisting of Fifty Million
(50,000,000) shares of Common Stock, par value of $0.001 per share (The "Common Stock")

Powers and Rights of Common Stock

Preemptive Right. No shareholders of the Corporation holding common stock shall have any preemptive or other right to subscribe for any additional un-issued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation;

Voting Rights and Powers. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name;

Dividends and Distributions
Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of funds of the Corporation legally available therefor;

Other Dividends and Distributions. The Board of
Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;

Other Rights. Except as otherwise required by the Nevada Revised Statutes and as may otherwise be provided in these Restated Articles of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation;

Preferred Stock The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board of Directors in it's sole discretion, authority to do so being hereby expressly vested in such board.

Issuance of the Common Stock. The Board of Directors of the Corporation may from time to time authorize by resolution the issuance of any or all shares of the Common Stock herein authorized in accordance with the terms and conditions set forth in these Restated Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board of Directors in it's discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board of Directors, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock
(collectively "securities.") The securities must be issued for such consideration, including cash, property, or services, as the Board or Directors may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value if the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock divided or split-up of the shares of the Common
Stock only to the then holders of the outstanding shares of the Common Stock.

Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

ARTICLE V IS HEREBY AMENDED TO READ AS FOLLOWS:

Fifth:	 Governing Board of Directors
The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of the exact number of directors of the Corporation shall be determined from time to time by a bylaw or amendment thereto, providing that the number of directors shall not be reduced to less than three (3). The directors holding office at the time of the filing of these Restated Articles of Incorporation shall continue as directors until the next annual meeting and/or until their successors are duly chosen.

ARTICLE IX IS HEREBY AMENDED TO READ AS FOLLOWS:

Ninth:	  Shareholders' Right To Sell and/or
Transfer Stock

Any shareholders' may sell, assign, or otherwise transfer their shares and certificate or certificates of stock, or any part thereof.

The aforesaid changes and amendments have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


Lewis M. Eslick, President



Leslie B. Eslick, Secretary

STATE OF NEVADA	  }
	                 }	SS
COUNTY OF WASHOE	 }

The undersigned Notary Public certified, deposes and states Lewis M. Eslick and Leslie B.
Eslick, personally appeared before me and executed the foregoing on behalf of the Corporation as it's
President and Secretary respectively, this 16TH day of October 1996.


By:   /s/ Frankie L. Lombardo, Jr.
	    Notary Public in and for said
	    Washoe County, State of Nevada

EXHIBIT 2.2
Bylaws of Mirex, Inc.
Nevada Registration Number C1418-1986
(the "Corporation")

Article I

Office

The Board of Directors shall designate and the Corporation shall maintain a principal office. The location of the principal office may be changed by the Board of Directors. The Corporation also may have offices in such other places as the Board may from time to time designate. The location of the initial principal office of the Corporation shall be designated by resolution.

Article II

Shareholders Meetings

1.	Annual Meetings

The annual meeting of the shareholders of the Corporation shall be held at such place within or without the State of Nevada as shall be set forth in compliance with these Bylaws. The meeting shall be held on the first Monday of April of each year. If such day is a legal holiday, the meeting shall be on the next business day. This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.

2.	Special Meetings

Special meetings of shareholders, other than those regulated by statute, may be called by the President upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Written notice of such meeting stating the place, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given.

3. 	Notice of Shareholders Meeting

The Secretary shall give written notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, which shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail to each shareholder of record entitled to vote at such meeting.

If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the books of the Corporation, with postage thereon prepaid. Attendance at the meeting shall constitute a waiver of notice thereof.

4. 	Place of Meeting

The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

5.	Record Date

The Board of Directors may fix a date not less than ten nor more than fifty days prior to any meeting as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meetings of the shareholders. The transfer books may be closed by the Board of Directors for a stated period not to exceed fifty days for the purpose of determining shareholders entitled to receive payment of and dividend, or in order to make a determination of shareholders for any other purpose.

6.	Quorum

A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At a meeting resumed after any such adjournment at which a quorum shall be present or represented, any business may be transacted, which might have been transacted at the meeting as originally noticed.

7.	Voting

A holder of outstanding shares, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of Incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

8.	Proxies

At all meeting of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of it's execution.
Informal Action by Shareholders

Any action required to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

Article III
Board Of Directors

1.	General Powers

The business and affairs of the Corporation shall be managed by it's Board of Directors. The Board if Directors may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they appropriate under the circumstances. The Board shall have authority to authorize changes in the Corporation's capital structure.

2.	Number, Tenure and Qualification

The number of Directors of the Corporation shall be a number between one and five, as the Directors may by resolution determine from time to time. Each of the Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

3.	Regular Meetings

A regular meeting of the Board of Directors shall be held without other notice than by this Bylaw, immediately after and, at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than this resolution.

4.	Special Meetings

Special meetings of the Board of Directors may be called by order of the Chairman of the Board or the President. The Secretary shall give notice of the time, place and purpose or purposes of each special meeting by mailing the same at least two days before the meeting or by telephone, telegraphing or telecopying the same at least one day before the meeting to each Director. Meeting of the Board of Directors may be held by telephone conference call.

5.	Quorum

A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every Director shall be present, even though without any formal notice any business may be transacted.

6.	Manner of Acting

At all meetings of the Board of Directors, each Director shall have one vote. The act of a majority of Directors present at a meeting shall be the act of the full Board of Directors, provided that a quorum is present.

7.	Vacancies

A vacancy in the Board of Directors shall be deemed to exist in the case of death, resignation, or removal of any Director, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of the shareholders, at which any Director is to be elected, to elect the full authorized number of Directors to be elected at that meeting.

8.	Removals

Directors may be removed, at any time, by a vote of the shareholders holding a majority of the shares outstanding and entitled to vote. Such vacancy shall be filled by the Directors entitled to vote. Such vacancy shall be filled by the Directors then in office, though less than a quorum, to hold office until the next annual meeting or until his successor is duly elected and qualified, except that any directorship to be filled by election by the shareholders at the meeting at which the Director is removed. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

9.	Resignation

A director may resign at any time by delivering written notification thereof to the President or Secretary of the Corporation. A resignation shall become effective upon it's acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten days from the date of it's delivery, the resignation shall be deemed accepted.

10.	Presumption of Assent

A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action(s) taken unless his dissent shall be placed in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

11.	Compensation

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12.	Emergency Power

When, due to a national disaster or death, a majority of the Directors are incapacitated or otherwise unable to attend the meetings and function as Directors, the remaining members of the Board of Directors shall have all the powers necessary to function as a complete Board, and for the purpose of doing business and filling vacancies shall constitute a quorum, until such time as all Directors can attend or vacancies can be filled pursuant to these Bylaws.

13.	Chairman

The Board of Directors may elect from it's own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors. The Chairman may by appointment fill any vacancies on the Board of Directors.

Article IV
Officers

1.	Number

The officers of the Corporation shall be a President, one or more Vice Presidents, and a Secretary Treasurer, each of whom shall be elected by a majority of the Board of Directors. Such other
Officers and assistant Officers as may be deemed necessary may be elected or appointed by the Board of Directors. In it's discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may or may not be Directors or shareholders of the Corporation.

2.	Election and Term of Office

The Officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each Officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3.	Resignations

Any Officer may resign at any time by delivering a written resignation either to the President or to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

4.	Removal

Any Officer or agent may be removed by the Board of Directors whenever in it's judgment the best interests Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.
Election or appointment of an Officer or agent shall not of itself create contract rights. Any such removal shall require a majority vote of the Board of Directors, exclusive of the Officer in question if he is also a Director.

5.	Vacancies

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, or is a new office shall be created, may be filled by the Board of Directors for the un-expired portion of the term.

6.	President

The president shall be the chief executive and administrative Officer of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors. He shall exercise such duties as customarily pertain to the office of President and shall have general and active supervision over the property, business, and affairs of the Corporation and over it's several
Officers, agents, or employees other than those appointed by the Board of Directors. He may sign, execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

7.	Vice President

The Vice President shall have such powers and perform such duties as may be assigned to him by the Board of Directors or the President. In the absence or disability of the President, the Vice President designated by the Board or the President shall perform the duties and exercise the powers of the President. A Vice President may sign and execute contracts any other obligations pertaining to the regular course of his duties.

8.	Secretary

The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors and, to the extent ordered by the Board of Directors or the President, the minutes of meeting of all committees. He shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at all reasonable times be open to the examination of any Directors. He may sign or execute contracts with the President or a Vice President thereunto authorized in the name of the Corporation and affixes the seal of the Corporation thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

9.	Treasurer

The Treasurer shall have general custody of the collection and disbursement of funds of the Corporation. He shall endorse on behalf of the Corporation for collection check, notes and other obligations, and shall deposit the same to the credit of the Corporation in such bank or banks or depositories as the Board of Directors may designate. He may sign, with the President or such other persons as may be designated for the purpose of the Board of Directors, all bills of exchange or promissory notes of the Corporation. He shall enter or cause to be entered regularly in the books of the Corporation full and accurate account of all monies received and paid by him on account of the Corporation; shall at all reasonable times exhibit his books and accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of his accounts. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

10.	Other Officers

Other Officers shall perform such duties and shall have such powers as may be assigned to them by the Board of Directors.

11.	Salaries

Salaries or other compensation of the Officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate Officers or agents.
No Officer shall be prevented from receiving any such salary or compensation by reason of the fact the he is also a Director of the Corporation

12.	Surety Bonds

In case the Board of Directors shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, monies or securities of the Corporation, which may come into his hands.

Article V

Contracts, Loans, Checks and Deposits

1.	Contracts

The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

2.	Loans

No loan or advance shall be contracted on behalf of the Corporation, no negotiable paper or other evidence of it's obligation under any loan or advance shall be issued in it's name, and no property of the Corporation shall be mortgaged, pledged, hypothecated or transferred as security for the payment of any loan, advance, indebtedness or liability of the Corporation unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

3.	Deposits

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by an Officer or agent of the Corporation authorized to do so by the Board of Directors.

4.	Checks and Drafts

All notes, drafts, acceptances, checks, endorsements and evidence of indebtedness of the Corporation shall be signed by such Officer or Officers or such agent or agents of the Corporation and in such manner as the Board of Directors from timer to time may determine. Endorsements for deposits to the credit of the Corporation in any of it's duly authorized depositories shall be made in such manner as the Board of Directors may from time to time determine.

5.	Bonds and Debentures

Every bond or debenture issued by the Corporation shall be in the form of an appropriate legal writing, which shall be signed by the President or Vice President and by the Treasurer or by the Secretary, and sealed with the seal of the Corporation. The seal may be facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized Officer of the Corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the Corporation's Officers named thereon may be facsimile. In case any Officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an Officer of the Corporation for any reason before the same has been delivered by the Corporation, such bond or debenture may nevertheless by adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such Officer.

Article VI
Capital Stock

1.	Certificate of Share

The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the President. The signatures of such Officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or one of it's employees. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

2.	Transfer of Shares

Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

3.	Transfer Agent and Registrar

The Board of Directors of the Corporation shall have the power to appoint one or more transfer agents and registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

4.	Lost or Destroyed Certificates

The Corporation may issue a new certificate to replace any certificate theretofore issued by it alleged to have been lost or destroyed. The Board of Directors may require the owner of such a certificate or his legal representative to give the Corporation a bond in such sum and with such sureties as the Board of Directors may direct to indemnify the Corporation as transfer agents and registrars, if any, against claims that may be made on account of the issuance of such new certificates.
A new certificate may be issued without requiring any bond.

5.	Registered Shareholders

The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or on behalf of this Corporation to any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock.
The Board of Directors, from time to time, may confer like powers upon any other person or persons.

Article VII
Indemnification

No Officer or Director shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, it's Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

Article VIII
Notice

Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the Articles of Incorporation, or under the provisions of the Nevada Statutes, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute a waiver of notice of such meetings, except where attendance is for the express purpose of objecting to the holding of that meeting.

Article IX
Amendments

These Bylaws may be altered, amended, repealed, or new Bylaws adopted by a majority of the entire Board of Directors at any regular or special meeting. Any
Bylaw adopted by the Board may be repealed or changed by the action of the shareholders.

Article X
Fiscal Year

The fiscal year of the Corporation shall be fixed and may be varied by resolution of the Board of Directors.

Article XI
Dividends

The Board of Directors may at any regular or special meeting, as they deem advisable, declare dividends payable out of the surplus of the Corporation.

Article XII
Corporate Seal

The seal of the Corporation shall be in the form of a circle and shall bear the name of the Corporation and the year of incorporation per sample affixed hereto.

Friday, March 7, 1986
Mirex, Inc.


By:______________________________
   	Lewis M. Eslick, President